news release

Zi Corporation Strengthens Asia Market Position with Major Deals

eZiText Licensed to Guohong, UTStarcom and Longcheer; Decuma Licensed to CK Telecom

CALGARY, AB, October 16, 2008 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) (the "Company" or "Zi"), a leading provider of solutions for mobile search, text input and advertising, today announced that it has entered into several new licensing agreements within the Asian mobile space, strengthening its position in that market.

Zi has extended its eZiText™ licensing agreements with Guohong Communication and Digital Technology Company, an OEM focused primarily on the Chinese domestic market, and with UTStarcom for its mobile device division in addition to the previously announced deal with UTStarcom’s IPTV set-top-box division.

Zi also announced an agreement with Longcheer Telecommunication (H.K.) Limited, one of the biggest ODM’s in China, which has licensed eZiText in several languages for use in its mobile handsets. As well, CK Telecom, a Shenzhen manufacturer, has licensed Zi’s superior handwriting recognition product, Decuma™.

Under these agreements, Zi will receive both licensing fees and royalties.

These successes are in addition to other Zi licensing agreements announced earlier this year with Chinese giants ZTE and Lenovo Mobile, global manufacturers, UTStarcom and Kyocera Corp., as well as Linux developer, Trolltech, all for use in Asian markets.

ZTE had licensed Decuma Chinese and English, and Lenovo has extended its licensing agreement for three years in order to continue to be able to use eZiText on all of its mobile handsets in China. Kyocera indicated that they will be integrating eZiText and eZiType across a range of Sanyo mobile devices, and Trolltech has integrated eZiText Chinese into its Linux development platform, the Qtopia Phone Edition.

The Chinese Ministry of Industry and Information (MII) issued a report this summer stating that mobile telecom revenue in China has hit a record high of RMB 176.85 billion in the first five months of 2008, up 16.5% on last year’s figures. SMS figures in China were also up 24.6% year-on-year, with 287.26 billion SMS sent in the same period. These statistics further highlight the opportunities the Asian mobile market can bring.

By capitalizing on this growth, Zi has now captured a significant share of the Asian markets and these deals further solidify its position as a leading provider of innovative text input products.

Milos Djokovic, President and CEO of Zi Corporation said "The mobile market in Asia is one of the fastest growing in the world. It is at the forefront of technological design and development, making it a highly competitive and desirable market in which to be a leader.

"This makes the fact that we have won these major deals in the region over the past few months, all the more satisfying for Zi and proves that our products are recognised as some of the most innovative and forward looking in a market where users are continually looking to maximise the capabilities of their device."

Zi has been at the forefront of the Asian mobile market for over a decade. The company has subsidiaries in China and supports the entire region from its Beijing offices, which translates into technical, administrative and financial benefits for all its customers.

About Zi Corporation
Zi Corporation is a leading provider of discovery and usability solutions for mobile search, input and advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is currently listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit zicorp.com.

This release may be deemed to contain forward-looking statements under applicable securities laws. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties, including without limitation, the implementation and use of Zi software by Chinese OEMs. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi™, eZiType™, eZiText™, Decuma™ and Qix™ are trademarks of Zi Corporation and/or its subsidiaries. All other trademarks are the property of their respective owners.

For more information:

Cameron Associates Inc.	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
+1 212 554 5488	+1 403 233 8875	+1 403 233 8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com